082-00913

J Sainsbury plc

RECEIVED

2007 NOV 27 A 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Best Available Copy

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

07028182

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 November 2007

SUPPL

Dear Sir

J Sainsbury Announces: Interim Results for the 28 weeks to 6 October 2007/ New Property Joint Venture.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 14 November 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

dlw 11/27

14 November 2007

Sainsbury's announces new property joint venture

Sainsbury's today announces a joint venture (jv) with Land Securities, which will combine the retail and development expertise of the two companies to develop Sainsbury's anchored developments.

Initially the 50:50 jv, called 'The Harvest Partnership', will run for a term of seven years and will own the freeholds of three properties to a market value of £113.4 million. These sites have significant potential beyond standard extensions to the Sainsbury's stores and may include mixed-use development. Both partners intend to add properties to the Partnership as well as actively pursuing other suitable opportunities together.

Peter Baguley, Sainsbury's property director said: "This joint venture is part of the active management of our property portfolio, outlined in May, and gives us access to the specialist development skills of Land Securities. It allows us to maximise the potential at each site, improving both our customer offer and the value of the property, whilst retaining operational control and flexibility."

Richard Akers, managing director of retail at Land Securities said: "This joint venture means we access key development opportunities and gain a partnership with one of the UK's leading retailers. These three sites all have potential for development which we can help unlock through our expertise.

"We are very excited about this opportunity and look forward to a long and successful partnership which increases in size as other suitable opportunities are identified."

In a separate transaction, Sainsbury's has exchanged contracts to purchase two existing stores from Land Securities in Winchester and Wednesfield.

-ends-

Enquiries:
Sainsbury's Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Sainsbury's Media
Gillian Taylor
+44 (0) 20 7695 2750

Notes: -

1. The transaction initially includes two Sainsbury's freehold stores in Thanet and Wandsworth, and one Land Securities owned site, where Sainsbury's is a tenant, in Hull.

2. Land Securities and Sainsbury's have an existing landlord tenant relationship on a number of trading sites.

3. 62 per cent of Sainsbury's properties are freehold or long leasehold and the company's property portfolio was valued at £8.6bn in March 2007.

Interim Results for the 28 weeks to 6 October 2007
Strong First Half Performance

RECEIVED

Financial Summary 2007/08

- Total retail sales (inc VAT) up 4.7 per cent to £9,998 million (2006/07: £9,549 million)
- Like-for-like sales growth excluding fuel (inc VAT) of 4.0 per cent
- Underlying profit before tax (1) up 27.0 per cent at £240 million (2006/07: £189 million)
- Profit before tax of £232 million (2006/07: £194 million)
- Underlying basic earnings per share (2) up 32.9 per cent to 9.7 pence (2006/07: 7.3 pence)
- Basic earnings per share of 9.4 pence (2006/07: 7.5 pence), up 25.3 per cent
- Interim dividend of 3.0 pence (2006/07: 2.4 pence) up 25.0 per cent

Making Sainsbury's Great Again

- Grown sales by £2.3 billion: Ahead of plan to reach £2.5 billion sales growth by March 2008
- Eleven quarters of consecutive like-for-like sales and market share growth
- Heritage provides strong brand position: Launch of 'Different Values' campaign
- On track to deliver cost savings of £155 million in 2007/08 and £440 million since March 2005
- Growth in customer numbers: Now 16.5 million customer transactions each week
- Voted Supermarket of the Year for second consecutive year in Retail Industry Awards
- Highly rated in National Consumer Council audit of retailers' environmental performance
- Active property strategy: Just under £0.5 billion of property development since March 2007
- JV with Land Securities plc: To unlock development value from £113 million of freehold assets (3)

Philip Hampton, Chairman, said: "We have delivered another strong performance during the first half of the year and have increased our interim dividend by 25.0 per cent. Our recovery is well advanced and ahead of plan. Since March 2005, we have grown sales by £2.3 billion and we are ahead of our target to reach £2.5 billion by March 2008. Our underlying profit before tax for the first half was up 27.0 per cent to £240 million.

"These results demonstrate our continued ability to grow the business. Sales growth has remained ahead of the market (4) with a good first half performance towards the new targets outlined in May 2007. During this period we held protracted discussions with Delta Two. It has announced it will not be proceeding with an offer for Sainsbury's, and we continue to focus wholeheartedly on delivering our targets. Sainsbury's has great potential under the leadership of its strong management team and the company remains committed to completing its recovery plan and continuing to deliver improved performance."

Justin King, Chief Executive, said: "Everyone at Sainsbury's has been focused on serving customers better despite the potential distraction of corporate activity and these results are a credit to the hard work and commitment of our 150,000 colleagues. We now have 16.5 million customers each week and in the first half we grew like-for-like sales excluding fuel by 4.0 per cent despite tough comparatives from the previous year and challenging weather conditions during the summer. This takes our recovery plan into its third and final year and builds on the excellent results delivered last year. Our two-year like-for-like growth is around ten per cent and strong operational gearing provides a firm base for future growth.

"With a heritage of more than 130 years of innovation in environmental, social and ethical issues, Sainsbury's is well placed as customers increasingly look for businesses to operate to high standards and principles. We are the only major grocer to put product quality on a truly equal footing with price as demonstrated through our 'Different Values' campaign. Offering a choice of great products at fair prices has driven our recovery and is, of course, a fundamental principle of our history.

"While there are tighter constraints on current consumer spending, we have a strong Christmas offer and the company is significantly stronger than it was when we launched our Making Sainsbury's Great Again plan in 2004. We have had a strong first half and we are confident that the new three-year plans outlined in May 2007 provide Sainsbury's with substantial opportunity for further development of our business."

Notes:

1. **Underlying profit before tax**: Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. For the 28 weeks to 6 October 2007, these one-off items were the costs relating to approach from Delta Two.
2. **Underlying basic earnings per share**: Profit after tax from continuing operations attributable to ordinary shareholders before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the period, excluding those held by the ESOP trusts, which are treated as cancelled.
3. Refer to separate announcement on 14 November 2007.
4. Based on TNS data released on 7 October 2007.
5. **Underlying operating profit**: Underlying profit before tax from continuing operations before finance income, finance costs and share of post-tax profit or loss from joint ventures.
6. Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.
7. We will be holding a presentation for analysts and investors at **09:45 (GMT)** on 14 November 2007.

To view the slides of the Results Presentation and the Webcast:
We recommend that you register for this event in advance. To do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from 09:30 (GMT) on the day of the announcement, and further instructions will be on the website. The archive of this event will be available from 16:00 (GMT) on the day in the form of a delayed webcast.

To listen to the Results Presentation:
To participate, dial +44 (0) 870 608 1510 at least ten minutes prior to the start of the presentation. You will be asked to give the passcode, 145 565, your name and company details. You will then be placed on hold and will hear music until the presentation starts.

An archive of this event will be available from 13:00 GMT on the day by calling +44 (0) 20 7136 9233, pin number 3796 7117 until midnight GMT on Friday 16 November 2007.

To view the transcript of the presentation: Go to www.j-sainsbury.co.uk from 16 November 2007.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Operating review: From recovery to growth
Sainsbury's is now in the third year of its Making Sainsbury's Great Again ('MSGA') recovery plan and continues to make strong progress against its targets. Despite challenging trading conditions and tough comparatives from the previous year, the company's performance during the first half of 2007/08 has shown that Sainsbury's recovery continues to be sustained and is ahead of plan.

The company has also made a good start to the **'recovery to growth'** targets announced in May 2007. These build on the original MSGA foundations to expand and drive further growth. Sainsbury's is targeting £3.5 billion of additional sales by 2010 and fundamental to this is the significant addition to the company's store estate. The company plans to deliver **space growth** of 10 per cent by 2010 from both new stores and extensions and **actively managing its property estate** is central to delivering Sainsbury's growth and maximising shareholder value.

Sainsbury's heritage and its ongoing passion for food continues to differentiate the company's offer from that of its major competitors. The emphasis on **'great products at fair prices'** is at the centre of current consumer thinking as customers actively look for healthy, safe, fresh and tasty food from companies they trust. Two thirds of the targeted £3.5 billion of sales growth is planned from grocery sales as new space provides the opportunity to further enhance its food offer and continue to invest in both quality and price.

Sainsbury's **non-food ranges** centre around complementing its food offer as the development of quality and innovatively designed clothing and homeware products is accelerated. Fifty per cent of the new space will be dedicated to non-food ranges as the company develops larger stores and is now confident in its ability to trade stores over 70,000 sq ft.

Additional channels also help Sainsbury's reach more customers and ambitious plans are in place to expand the company's online home delivery service and its network of convenience stores. At the same time Sainsbury's continues to increase **efficiency** through improved operations and cost reduction.

Great products at fair prices
'Great products at fair prices' underpins Sainsbury's customer proposition and the company's goal is to exceed customer expectations for healthy, safe, fresh and tasty food. As more retailers start to focus on the quality of their products, Sainsbury's challenge is to keep innovating and leading the way on ingredient standards and sourcing. In September 2007 Sainsbury's was voted Supermarket of the Year for the second year in succession at the Retail Industry Awards. The judges acknowledged the company for being 'at the leading edge of food' and Sainsbury's also received awards highlighting achievements made within its fresh produce, seafood and beers, wines and spirits offering.

Quality is of paramount importance to customers but the company also ensures it maintains a competitive offer and has continued its investment in price. Sainsbury's launched its **'Different Values'** campaign in August to underline the additional quality of Sainsbury's own brand products. This highlights the higher quality specifications of Sainsbury's products – a number of which are at the same price - compared to similar items sold by major competitors.

The **'Taste the difference'** range now comprises around 1,300 products which meet strict quality standards and was the first Sainsbury's sub-brand to be free of artificial colours, flavours and hydrogenated fats. During September and October the company staged the UK's biggest ever taste test, with over 200 'Taste the difference' products sampled in-store by over five million customers. In each week of the Taste Festival, 'Taste the difference', which is a £1 billion sub-brand, achieved its highest sales of any week outside of the key Christmas and Easter trading weeks with many products experiencing sales uplifts of over 100 per cent.

'Basics', Sainsbury's range of 500 entry-level low price everyday essentials, is an important part of the company's own label product range providing customers with a universally appealing offer. 'Basics' and **'Sainsbury's SO organic'** compete to be the company's fastest growing sub brand as sales of organic food continue to grow with organic fresh produce up over 20 per cent year on year. 'Sainsbury's SO organic' range is the company's second largest sub brand and all organic primary chicken, beef, pork, milk, eggs, and lamb is sourced from the UK.

Sainsbury's has continued to develop a number of initiatives to support British farmers such as its **Farm Connections** scheme which has donated over 400 computers and software worth over £280,000 to beef producers as well as IT training and support. Since July, Sainsbury's has sold only British fresh lamb and in October launched two new lamb lines to help drive British lamb sales and support farmers affected by the partial foot and mouth export ban.

With 16.5 million customers each week the company has a real impact on UK consumers. In October three separate audits placed Sainsbury's significantly above major competitors for its effort and commitment in the sourcing and quality of its products. In the **National Consumer Council's 'Green Grocers' report** Sainsbury's received the highest mark awarded for environmental performance. As the only major supermarket attaining this score, it was praised for overcoming the complexity of achieving results on a large scale and was strongly rated for its progress in fish sustainability, Forest Stewardship Council ('FSC') certified toilet paper and its focus on re-usable bags.

The company was the only major supermarket to be given an **'A' by Greenpeace** for its environmentally responsible timber and paper sourcing having converted its entire range of own-brand tissue, toilet paper and kitchen towel to FSC or recycled paper. Sainsbury's was also acknowledged in a **Local Government Association report** as having the highest level of recyclable food packaging among major food retailers. All packaging for Sainsbury's ready meals is moving to 100 per cent compostable material by March 2008 and when Sainsbury's converts an entire range to more sustainable packaging, it can make a huge difference.

Customers are looking to companies to implement and communicate policies on environmental, social and ethical issues and in April 2007 Sainsbury's announced its **'Make the difference'** programme. Consumers want companies to take their responsibilities seriously, but they also want to know what they can do themselves. The plan puts the company and customers in partnership as each month a 'Make the difference' day is held to raise awareness and take action on a specific issue. In October, to coincide with the end of British summer time, Sainsbury's gave away around one million free energy saving light bulbs, the amount approximately sold each year, to customers making an energy saving pledge.

Five principles are at the core of Sainsbury's brand and underpin its activities. These are to be 'the best for food and health', 'sourcing with integrity', to have 'respect for our environment', 'making a positive difference to our community' and to be 'a great place to work'.

The best for food and health: Providing clear and honest product information helps customers choose the right food for them. Sainsbury's believes it has a responsibility to lead debate and action on issues intrinsically linked to its operation. In October it organised and hosted its second event to move forward the debate about food and health. Following the first event in 2006 Sainsbury's began a partnership with MEND, the UK's largest prevention and treatment programme for overweight and obese children and their families. Over the next three years, fully trained Sainsbury's and local Youth Sport Trust colleagues will be running 450 MEND programmes.

Sourcing with integrity: Sainsbury's sells more Fairtrade bananas than all other major UK supermarkets combined following the conversion of its entire banana range to Fairtrade. Completed in August it was the biggest conversion of its kind worldwide. Selling Fairtrade bananas at the same price as conventional bananas makes an enormous difference to Fairtrade farmers and their communities. In August Sainsbury's set up a 'Fair Development Fund' in conjunction with Comic Relief to encourage more developing countries to benefit from the Fairtrade system and has subsequently announced the conversion of own label tea to Fairtrade over the next three years, making it the UK's biggest Fairtrade tea retailer and tripling UK Fairtrade tea sales. The first tea to be converted will be Sainsbury's Red Label, a 100-year-old brand still sourced from the original supplier.

Respect for our environment: The 'Make the difference' days in April and May 2007 saw Sainsbury's highlighting the issue of disposable plastic carrier bags by giving customers over nine million free 'Bags for Life'. This bag, made from 100 per cent recycled material is much more durable and can be exchanged for a new bag once worn out, with Sainsbury's recycling the old one. Sainsbury's disposable bag usage has subsequently decreased by nearly 10 per cent in real terms and as a result November's 'Make the difference' event this weekend will again focus on reducing bag usage when the company expects to double the number of 'bags for life' issued to customers for free.

A great place to work: Sainsbury's Local Heroes scheme, now in its seventh year, recognises and rewards the charitable activities of Sainsbury's colleagues who fundraise or volunteer time on a regular basis by matching funds raised with awards of between £200 and £500 for the colleague's chosen charities. To celebrate their achievements, in September 14 Local Heroes were taken on the trip of a lifetime to Africa to understand how Fairtrade supports communities in developing countries. The trip included visiting Sainsbury's Fairtrade rose supplier in Kenya, and its coffee supplier in Tanzania.

Making a positive difference to our community: 'Active Kids' is a great example of working with the local community. Customers earn 'Active Kids' vouchers against spend in-store and online which can be redeemed against activity and cookery equipment. Sainsbury's has donated an additional £18 million of equipment to UK schools, nurseries and Scout and Guide groups this year bringing the total since the 2005 launch to £52 million. September's 'Make the difference' day saw 1,000 Sainsbury's colleagues visit local schools to donate cooking ingredients and equipment to promote healthy eating and cookery.

Accelerating the growth of complementary non-food

Food remains at the heart of Sainsbury's offer but the addition of sales space through both new store development and extensions is playing an increasingly important role in the growth of non-food ranges as this is accelerated in line with the MSGA plan outlined in October 2004.

Sainsbury's is now confident it can trade in stores over 70,000 sq ft and as part of the new 'recovery to growth' plans, the company plans to operate 60 stores over 55,000 sq ft with over 15,000 sq ft of non-food ranges. Half of the company's new space by 2010 will be dedicated to non-food ranges demonstrating the importance of developing these complementary ranges, and one third of the £3.5 billion of additional sales is anticipated from the non-food offer.

The company is continuing to develop a specialist non-food team as well as **dedicated IT and supply chain infrastructures** including offices in Hong Kong and Poland to enable more efficient and effective direct sourcing of product. In August the company announced a proposal to create a Non-Food Centre of Excellence by relocating its General Merchandise business to Coventry to join the TU Clothing operation. Growth continues to run at over twice the rate of food growth supported by positive like-for-like performance and strong incremental growth from both new space and extensions.

Core ranges such as newspapers, magazines and stationery performed strongly and the company continues to grow market share in areas such as computer games and books. A new range of kitchenware has been launched during the first half and saw the biggest increase in market share within the company's non-food ranges. Sainsbury's has also signed an exclusive deal with one of Australia's leading cooks, **Donna Hay**, to launch her own line of branded gifts in Sainsbury's stores. There are 15 products in the range including gift boxes and cookery books which are available in 113 stores. This new range complements Sainsbury's own successful core gifting range.

TU, Sainsbury's own brand clothing range, continues to be a star performer and the company is now the eleventh largest UK clothing retailer by volume and is on track to achieve sales in excess of £300 million this year. The range was introduced into a further 13 stores during the first half and is now in 262 stores with a target to double the space dedicated to TU in the next three years. A 'teen' range and men's formalwear has now also been introduced and in November Sainsbury's will be moving its best-selling standard TU t-shirt to Fairtrade certified cotton. Sainsbury's order of Fairtrade cotton will increase from 40 tonnes to 420 tonnes this year and is expected to rise by a further 50 per cent by next year. Nearly two million t-shirts will have moved to Fairtrade cotton by January 2008.

Additional channels reach more customers

Sainsbury's online home delivery service continues to grow apace. Sales increased by over 40 per cent and customer orders are now 80,000 each week. The service is available to 83 per cent of UK households and in the first half an additional 23 stores started running the service taking the total number to 137 stores.

Going forward, the company believes there is significant growth potential in its online operation and plans to increase capacity in areas of high demand. It is targeting 200 stores to operate the service by

March 2010 with sales expected to more than double. In response to customer demand the service has increased the number of Christmas delivery slots by 40 per cent.

Sainsbury's is the first online grocery retailer to operate an Electric Zero Emission vehicle. By Autumn 2008 these vans will be transporting 20 per cent of all online orders, the biggest UK conversion of its kind.

Sainsbury's Bank has made good progress in stabilising its operations over the half and a tight focus on cost control and tighter risk management actions implemented over the past two years have strengthened the balance sheet and offset what has been a worsening environment for consumer credit. Sainsbury's has invested in growing the bank and in June integrated the service into its core supermarket offer. It re-launched the bank with a product offer more in line with customer aspirations, including a market leading internet saving product. Under the new joint venture arrangement with HBOS, Sainsbury's is reporting a small loss of £2 million in the first half of the year.

Increased operational efficiency

The **depot network** has been successfully reorganised to continue to improve service to stores. Following the refurbishment of Sainsbury's Waltham Point site this year to remove some of the automated equipment, the company is now proposing to undertake a similar refurbishment to its Hams Hall depot in early 2008. A new 530,000 sq ft depot opened in Northampton last month creating 750 new jobs. Billed as Europe's 'greenest' warehouse, it will initially provide additional capacity for Christmas and handle around 1.5 million cases a week when fully operational. The company has also recently acquired an additional 355,000 sq ft ambient warehouse facility in Tamworth, Staffordshire to provide additional capacity in line with sales volume growth.

At the beginning of the year a more environmentally friendly way of delivering goods to stores was trialled by transporting food on the Thames. The deliveries were made from the Sainsbury's depot in Charlton to its store in Wandsworth. The trial was carried out in conjunction with the Port of London Authority, with whom Sainsbury's has shared its learnings.

Overall the company is on target to achieve its planned £155 million of **cost savings** in 2007/08 and £440 million since March 2005. Supply chain, IT and store operations planned savings remain ahead of target while the decision has been made to reinvest in other central cost areas such as marketing, strengthening the in-house property team and developing the non-food offer.

Going forward, the ongoing cost savings target is to offset half of operating cost inflation by continued simplification of processes. In October, Sainsbury's announced that it would be relocating its central office to Kings Cross in London in early 2011. This move is driven primarily to remove unnecessary cost in the business and the transfer will significantly reduce central office costs from 2011/12. The building will boast impressive environmental credentials supporting Sainsbury's aim to reduce energy use across its business.

Active property strategy and space growth opportunities

The company believes that ownership of its property assets enables it to retain operational flexibility while exploiting potential development opportunities and maximising value for shareholders. Since March 2007 just under £0.5 billion worth of development activity has been either contracted or completed as part of Sainsbury's active property management strategy.

Sainsbury's has **acquired the freehold** to five of its trading sites with a value of £111 million. In addition the company has agreed to purchase a further four freeholds for £139 million. These sites can be extended and developed by the specialist in-house property team providing an improved customer offer and increasing their long-term value.

Sainsbury's has also **disposed of surplus and mature assets** to realise cash to fund its development investments. A number of transactions in the first half, including the sale of a long lease for part of the Merton site (Colliers Wood), have raised £66 million in proceeds. Since the end of the first half Sainsbury's has completed the sale of one of its sites within its supply chain network that is mature in their development potential. The **sale and leaseback** on this depot will realise £39 million which can be used for investment in sites that have further value accretion.

Today, the company has also announced the formation of a strategic Joint Venture ('JV') with **Land Securities** which brings together undeveloped properties and development expertise. Initially the JV will own the freeholds to three stores at a market value of £113 million. These sites have significant development potential beyond standard extensions and will use Land Securities development expertise. This JV will operate in a debt efficient manner to deliver cash back into the business for further investment. Both partners intend to add additional properties to the JV as well as actively pursuing new opportunities together. The company will consider similar partnerships where there is potential to develop and increase the value of its property portfolio.

Over the next three years, the company is targeting the completion of 75 extensions and 190 refurbishments with the large majority undertaken in its freehold and long leasehold estate. Following its improved performance, Sainsbury's last year began actively searching again for locations where it could introduce its offer to new communities. **New space growth opportunities** are being developed as part of the plans outlined in May 2007 to grow space by ten per cent over the next three years taking the company's estate to over 19 million sq ft. Sainsbury's plans to open 30 new supermarkets and 100 convenience stores with space split equally across food and non-food ranges. This will enable the continued development of a great food offer as well as growing total non-food space.

Organic space development and store acquisitions are currently ahead of plan for the current financial year and as a result 2007/08 space growth expectations will be in excess of 2.5 per cent. In October Sainsbury's acquired 15 stores from Kwiksave. At an average size of 6,000 sq ft, ten stores will be opened as small supermarkets and five will be branded as Sainsbury's Locals. The first four stores opened at the start of November and all will be trading for Christmas 2007.

Supermarkets: During the first half three supermarkets were opened in Bishops Stortford, Gosforth and Matlock, and nine stores were extended. Two stores were closed and a further 20 were refurbished. The second half of 2007/08 sees a step up in the store development programme with plans to open 12 new supermarkets of which ten relate to stores acquired from Kwiksave. In addition six stores will be extended and 30 refurbished.

Sainsbury's environmental **Greenwich** store, which originally opened in 1999, was the first store of its kind representing a watershed in supermarket architecture and a major investment in the environment. This week the store re-opens after refurbishment, taking its green credentials to the next level.

Convenience stores: Eleven convenience stores opened in the first half and we will have opened 25 stores by the end of the financial year, including those acquired from Kwiksave. Growing presence in the convenience channel has been an important part of the MSGA plans and in October Sainsbury's announced the appointment of Dido Harding. She will join in spring 2008.

Competition Commission

Sainsbury's is pleased that the provisional findings published by the Competition Commission bring its investigation nearer to a conclusion. In particular, it welcomes the Commission's findings that the UK groceries market is delivering a good deal for customers but that action is needed to improve competition still further. As expected, the provisional report looks in detail at many factors and Sainsbury's will be co-operating fully with the Commission to ensure the best possible outcome for customers.

OFT investigation into dairy market

On 20 September 2007 the Office of Fair Trading published a Statement of Objections to Sainsbury's and other food retailers and producers around provisional findings in the dairy market. The Group is reviewing the findings and will respond accordingly.

Financial review

The financial results for the 28 weeks to 6 October 2007 ('half year') represent continued strong performance in line with the Making Sainsbury's Great Again ('MSGA') plan.

Income statement

Retailing sales (inc VAT) increased by 4.7 per cent to £9,998 million (2006/07: £9,549 million). Underlying profit before tax was up 27.0 per cent at £240 million (2006/07: £189 million). Profit before tax was £232 million (2006/07: £194 million) an increase of 19.6 per cent. Underlying basic earnings per share increased to 9.7 pence (2006/07: 7.3 pence), up 32.9 per cent. Basic earnings per share increased to 9.4 pence (2006/07: 7.5 pence), up 25.3 per cent. An interim dividend of 3.0 pence per share has been approved by the Board (2006/07: 2.4 pence), up 25.0 per cent.

Summary income statement for the 28 weeks to 6 October 2007	**2007** **£m**	2006 £m	% change
Continuing operations			
Sales (inc VAT)			
Retailing – Supermarkets and Convenience	**9,998**	9,549	4.7
Financial services – Sainsbury's Bank (1)	-	175	n/a
Total sales (inc VAT)	**9,998**	9,724	2.8
Sales (ex VAT)			
Retailing – Supermarkets and Convenience	**9,250**	8,841	4.6
Financial services – Sainsbury's Bank (1)	-	175	n/a
Total sales (ex VAT)	**9,250**	9,016	2.6
Underlying operating profit			
Retailing – Supermarkets and Convenience	**266**	215	23.7
Financial services – Sainsbury's Bank (1)	-	-	n/a
Total underlying operating profit	**266**	215	23.7
Underlying net finance costs (2)	**(24)**	(26)	7.7
Share of post-tax loss from joint ventures (1)	**(2)**	-	n/a
Underlying profit before tax	**240**	189	27.0
Financing fair value movements	**(1)**	4	(125.0)
Profit on sales of properties	-	1	n/a
Costs relating to approach from Delta Two	**(7)**	-	n/a
Profit before tax	**232**	194	19.6
Income tax expense	**(71)**	(68)	(4.4)
Profit for the financial period	**161**	126	27.8
Underlying basic earnings per share	**9.7p**	7.3p	32.9
Basic earnings per share	**9.4p**	7.5p	25.3
Approved interim dividend per share	**3.0p**	2.4p	25.0

(1) Sainsbury's Bank has been fully consolidated until the Group sold five per cent of its shareholding in February 2007: thereafter it has been equity accounted as a joint venture.

(2) Net finance costs pre financing fair value movements.

Retailing – Supermarkets and Convenience

Retailing sales (inc VAT) increased by 4.7 per cent to £9,998 million (2006/07: £9,549 million) driven by good like-for-like growth and new space. Like-for-like sales (ex fuel) were up 4.0 per cent. The profile of the like-for-like sales (ex fuel) performance (Quarter 1: 5.1 per cent, Quarter 2: 3.1 per cent) reflects the impact of poor summer weather in Quarter 2 as well as tough comparatives with sales last year supported by the World Cup and exceptionally warm weather. The two-year like-for-like sales (ex fuel) performance of 10.2 per cent remained broadly level to the performance in the second half of 2006/07. Online sales increased by over 40 per cent driven by strong like-for-like volumes and an extension of the geographical area covered by the service. Like-for-like sales (inc fuel) were up 3.3 per cent in the half.

Key retailing metrics	28 weeks to 6 October 2007	28 weeks to 7 October 2006	52 weeks to 24 March 2007
Like-for-like sales (inc fuel) % *(Easter adjusted)*	**3.3**	6.8	5.7
Easter adjustment (1) %	**nil**	0.4	0.3
New space (ex extensions) %	**1.4**	1.1	1.3
Total sales growth (inc fuel) %	**4.7**	8.3	7.3
Like-for-like sales (ex fuel) % *(Easter adjusted)*	**4.0**	6.2	5.9
Easter adjustment (1) %	**nil**	0.5	0.3
New space (ex extensions) %	**1.7**	1.3	1.5
Total sales growth (ex fuel) %	**5.7**	8.0	7.7
Retailing underlying operating profit (£m)	**266**	215	429
Year on year retail profit growth %	***23.7***	*28.0*	*21.9*
Retailing underlying operating margin (2) %	**2.88**	2.43	2.54

(1) Easter adjustment takes into account the timing of Easter.

(2) Retailing underlying operating profit divided by retailing sales (ex VAT).

Sales from new space (excluding extensions and fuel) contributed 1.7% to sales growth in the half. The Group expects this contribution to be around 1.5 % for the full year.

In total, 199,000 square feet of new space was added in the half year, a space uplift of 1.1 per cent. Three new supermarkets opened during the half year and there were two closures. Nine extensions and 20 refurbishments in the supermarket estate were completed. In the convenience estate, 11 new stores opened, six closed and one extension, 12 refurbishments and one conversion were completed. Given the positive momentum on organic space development and acquisitions, the Group expects that total space growth for the full year will be in excess of 2.5 per cent, ahead of the Group's original target of two per cent.

Retailing store numbers and space summary

	Supermarkets		Convenience		**Total**	
	Number	Area 000 sq ft	Number	Area 000 sq ft	**Number**	**Area 000 sq ft**
As at 24 March 2007	490	16,680	298	684	**788**	**17,364**
New stores	3	93	11	34	**14**	**127**
Closures	(2)	(27)	(6)	(13)	**(8)**	**(40)**
Extensions/downsizes/refurbishments		110		2		**112**
As at 6 October 2007	491	16,856	303	707	**794**	**17,563**
Memorandum						
Extensions	9	96	1	2	**10**	**98**
Refurbishments/conversions	20	14	13	-	**33**	**14**
Total projects	29	110	14	2	**43**	**112**

Retailing underlying operating profit increased by 23.7 per cent to £266 million (2006/07: £215 million) reflecting the positive sales performance and a 45 basis point improvement in retailing underlying operating margin (ex VAT) to 2.88 per cent for the half year (2006/07: 2.43 per cent). Operational gearing has been driven from higher sales volumes and cost savings. This helped to

mitigate the impact of continued investment in price and product quality and higher energy prices as the Group purchased its energy requirements under a fixed price energy contract, which ended in September 2006. Overall, the Group remains on track to deliver £155 million costs savings in 2007/08, which will ensure £440 million cost savings as targeted in the MSGA recovery plan.

Financial services - Sainsbury's Bank
The accounting for Sainsbury's Bank in the half year reflects the sale of five per cent of the Group's shareholding in Sainsbury's Bank to HBOS plc on 8 February 2007. Following this date, the Group's equity share (i.e. 50 per cent) of Sainsbury's Bank's post tax loss is reported through 'Share of post-tax loss from joint ventures'. This amounted to a £2 million loss in the half, reflecting investment in new products and lower profit on insurance sales. The Group expects a similar result in the second half as Sainsbury's Bank continues to invest in new products. In addition during the first half, the Group invested a further £10 million in the ordinary share capital of Sainsbury's Bank.

Underlying net finance costs
Underlying net finance costs decreased by £2 million to £24 million (2006/07: £26 million) which reflect a higher return on pension scheme assets and lower average net debt which offset higher interest rates year on year. The Group expects a similar cost in the second half to that of the first.

Underlying net finance costs for the 28 weeks to 6 October 2007	**2007** **£m**	2006 £m
Interest income	**17**	7
Net return on pension scheme assets	**29**	23
Underlying finance income (1)	**46**	30
Interest costs	**(73)**	(61)
Capitalised interest	**3**	5
Underlying finance costs (1)	**(70)**	(56)
Underlying net finance costs	**(24)**	(26)

(1) Finance income/costs pre financing fair value movements.

Profit on sale of properties
A breakeven position was delivered on the sale of surplus properties during the half year, compared to a profit of £1 million in 2006/07.

Financing fair value movements
Fair value movements for the Group resulted in a £1 million loss in the half year (2006/07: £4 million profit).

Costs relating to approach from Delta Two
The Group has incurred £7 million of costs in relation to the approach from Delta Two.

Taxation
The income tax charge was £71 million (2006/07: £68 million), with an underlying rate of 30.4 per cent (2006/07: 35.4 per cent) and an effective rate of 30.4 per cent (2006/07: 35.1 per cent). These rates are lower than in the prior financial period, primarily due to the expected decrease in the UK deferred tax liabilities following the reduction in Corporation tax rates from 1 April 2008 and higher profits which have diluted the impact of disallowable depreciation.

Underlying basic earnings per share
Underlying basic earnings per share increased by 32.9 per cent from 7.3 pence to 9.7 pence in 2007/08, reflecting the improvement in underlying profit after tax attributable to equity holders.

Dividends
An interim dividend of 3.0 pence per share has been approved by the Board (2006/07: 2.4 pence) and will be paid on 4 January 2008 to shareholders on the Register of Members at the close of business on 23 November 2007.

Summary cash flow statement

Group net debt as at 6 October 2007 was £1,571 million (2006/07: £1,644 million, £1,765 million excluding Sainsbury's Bank) increasing by £191 million from the 2006/07 year end position of £1,380 million, of which £150 million reflects the reversal of the working capital timing differences identified at the March 2007 year end. After adjusting for these working capital differences, the Group continues to expect to deliver a broadly cash flow neutral position for the full year.

Summary cash flow statement	28 weeks to 6 October 2007 £m	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Cash generated from operations (1)	445	276	830
Net interest	(44)	(29)	(83)
Corporation tax received	16	9	9
Cash flow before appropriations	417	256	756
Purchase of non-current assets	(518)	(392)	(788)
Disposal of non-current assets/operations	26	21	93
Investment in joint ventures	(10)	-	-
Other financing movements	6	(4)	2
Dividends paid	(126)	(99)	(140)
Decrease in cash and cash equivalents	(205)	(218)	(77)
Decrease in debt	25	10	79
IAS 32 and IAS 39 adjustments and other non-cash movements	(11)	(21)	33
Movement in net debt	(191)	(229)	35
Opening net debt	(1,380)	(1,415)	(1,415)
Closing net debt	(1,571)	(1,644)	(1,380)
Of which:			
Retailing	(1,571)	(1,765)	(1,380)
Financial services	-	121	-
Closing net debt	(1,571)	(1,644)	(1,380)

(1) 2006/07 comparatives include £240 million of cash paid into the defined benefit schemes.

Capital expenditure

Core retail capital expenditure amounted to £416 million (2006/07 £346 million) in the half year, which included £155 million on new store development (2006/07: £127 million) and £209 million on extensions and refurbishments (2006/07: £205 million). During the half year, freehold properties of existing trading stores amounting to £111 million were acquired, in line with the Group's plans to buy in freeholds of trading sites where it believes there are potential long-term development opportunities. This expenditure has been partially offset by proceeds of £66 million in relation to property transactions, resulting in net capital expenditure for the half year of £461 million. For the full year, the Group expects that net capital expenditure will be in the region of £750 million to £800 million, an increase from the previous guidance of £675 million reflecting the extra space growth and purchase of additional trading freeholds.

Capital expenditure	2007 £m	2006 £m
New store development	155	127
Extensions and refurbishments	209	205
Other – including supply chain and IT	52	14
Core retail capital expenditure	416	346
Freehold properties	111	-
Proceeds from property transactions	(66)	(19)
Net retail capital expenditure	461	327
Sainsbury's Bank capital expenditure	-	2
Net Group capital expenditure	461	329

Summary balance sheet

Shareholders' funds as at 6 October 2007 were £4,708 million (2006/07: £3,964 million). Gearing reduced year on year to 33 per cent (2006/07: 41 per cent) which primarily reflects the improvement in the net retirement benefit obligation.

Summary balance sheet	6 October 2007 £m	7 October 2006 £m	24 March 2007 £m
Non-current assets	**8,209**	7,462	7,661
Inventories	**631**	574	590
Trade and other receivables	**212**	484	197
Amounts due from Sainsbury's Bank customers and other banks	-	3,181	-
Cash and cash equivalents	**800**	910	1,128
Debt	**(2,371)**	(2,554)	(2,508)
Net debt	**(1,571)**	(1,644)	(1,380)
Trade and other payables and provisions	**(2,773)**	(2,906)	(2,719)
Amounts due to Sainsbury's Bank customers and other banks	-	(3,187)	-
Net assets	**4,708**	3,964	4,349
Equity shareholders' funds	**4,708**	3,886	4,349
Minority interests	-	78	-
Total equity	**4,708**	3,964	4,349

Pensions

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries at March 2006, on the projected unit basis. The results of this valuation were approved by the schemes' trustees in June 2007. The retirement benefit obligations as at 6 October 2007 have been calculated, where appropriate, in line with this valuation.

As at 6 October 2007, the retirement benefit obligations less the fair value of plan assets was a surplus of £299 million (2006/07: deficit of £483 million). The net surplus after deferred tax was £228 million (2006/07: deficit of £276 million). The movement into surplus reflects the impact of the £350 million of one-off cash contributions made in prior years and favourable market conditions.

	6 October 2007 £m	7 October 2006 £m	24 March 2007 £m
Present value of funded obligations	**(4,202)**	(4,483)	(4,395)
Fair value of plan assets	**4,507**	4,006	4,298
	305	(477)	(97)
Present value of unfunded obligations	**(6)**	(6)	(6)
Retirement benefit asset/(obligations)	**299**	(483)	(103)
Deferred income tax (liability)/asset	**(71)**	207	48
Net retirement benefit asset/(obligations)	**228**	(276)	(55)

Group income statement (unaudited)
for the 28 weeks to 6 October 2007

	Note	**28 weeks to 6 October 2007 £m**	28 weeks to 7 October 2006 (2) £m	52 weeks to 24 March 2007 £m
Continuing operations				
Revenue	3	**9,250**	9,016	17,151
Cost of sales	3	**(8,737)**	(8,425)	(15,979)
Gross profit		**513**	591	1,172
Administrative expenses	3	**(254)**	(376)	(669)
Other income		**-**	1	17
Operating profit		**259**	216	520
Finance income	4	**46**	34	64
Finance costs	4	**(71)**	(56)	(107)
Share of post-tax loss from joint ventures		**(2)**	-	-
Profit before taxation		**232**	194	477
Analysed as:				
Underlying profit before tax (1)		**240**	189	380
Profit on sale of properties		**-**	1	7
Financing fair value movements	4	**(1)**	4	8
One-off items	5	**(7)**	-	82
		232	194	477
Income tax expense	6	**(71)**	(68)	(153)
Profit for the financial period		**161**	126	324
Attributable to:				
Equity holders of the parent		**161**	127	325
Minority interests		**-**	(1)	(1)
		161	126	324
Earnings per share	7	**pence**	pence	pence
Basic		**9.4**	7.5	19.2
Diluted		**9.1**	7.5	18.9

(1) Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. For the 28 weeks to 6 October 2007, these one-off items were the costs relating to approach from Delta Two. For the 52 weeks to 24 March 2007, these one-off items were the profit on part disposal of Sainsbury's Bank and past service gains on defined benefit schemes.

(2) Sainsbury's Bank has been fully consolidated until the Group sold five per cent of its shareholding in February 2007; thereafter it has been equity accounted as a joint venture.

An interim dividend of 3.0 pence per share (October 2006: 2.4 pence per share) has been approved by the Board of Directors for the 28 weeks to 6 October 2007, resulting in a total interim dividend of £52 million (October 2006: £41 million).

Group statement of recognised income and expense (unaudited)
for the 28 weeks to 6 October 2007

	Note	**28 weeks to 6 October 2007 £m**	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Actuarial gains/(losses) on defined benefit pension schemes		**374**	(90)	179
Available-for-sale financial assets				
fair value movements		**-**	12	24
Cash flow hedges				
effective portion of fair value movements		**-**	(2)	-
Share-based payment tax deductions recognised directly in equity	6	**(1)**	-	17
Deferred tax on items recognised directly in equity	6	**(105)**	23	(59)
Net income/(loss) recognised directly in equity		**268**	(57)	161
Profit for the financial period		**161**	126	324
Total recognised income for the financial period		**429**	69	485
Attributable to:				
Equity holders of the parent		**429**	70	486
Minority interests		**-**	(1)	(1)
		429	69	485

Group balance sheet (unaudited)
at 6 October 2007

	Note	6 October 2007 £m	7 October 2006 £m	24 March 2007 £m
Non-current assets				
Property, plant and equipment		**7,349**	7,119	7,176
Intangible assets		**173**	184	175
Investments in joint ventures	8	**106**	10	98
Available-for-sale financial assets		**137**	125	137
Amounts due from Sainsbury's Bank customers		**-**	1,374	-
Other receivables		**50**	-	50
Deferred income tax asset		**-**	9	-
Retirement benefit asset	10	**299**	-	-
		8,114	8,821	7,636
Current assets				
Inventories		**631**	574	590
Trade and other receivables		**212**	383	197
Amounts due from Sainsbury's Bank customers and other banks		**-**	1,807	-
Available-for-sale financial assets		**-**	101	-
Derivative financial instruments		**1**	-	-
Cash and cash equivalents	14b	**800**	910	1,128
		1,644	3,775	1,915
Non-current assets held for sale		**95**	15	25
		1,739	3,790	1,940
Total assets		**9,853**	12,611	9,576
Current liabilities				
Trade and other payables		**(2,150)**	(2,178)	(2,267)
Amounts due to Sainsbury's Bank customers and other banks		**-**	(2,344)	-
Short-term borrowings	11	**(240)**	(347)	(373)
Derivative financial instruments		**(4)**	(8)	(2)
Taxes payable		**(200)**	(113)	(65)
Provisions		**(12)**	(36)	(14)
		(2,606)	(5,026)	(2,721)
Net current liabilities		**(867)**	(1,236)	(781)
Non-current liabilities				
Other payables		**(77)**	(32)	(33)
Amounts due to Sainsbury's Bank customers and other banks		**-**	(843)	-
Long-term borrowings		**(2,076)**	(2,178)	(2,090)
Derivative financial instruments		**(52)**	(21)	(43)
Deferred income tax liability		**(269)**	-	(168)
Provisions		**(65)**	(64)	(69)
Retirement benefit obligations	10	**-**	(483)	(103)
		(2,539)	(3,621)	(2,506)
Net assets		**4,708**	3,964	4,349
Equity				
Called up share capital	12	**498**	490	495
Share premium account	12	**885**	789	857
Capital redemption reserve		**680**	670	670
Other reserves		**412**	(58)	143
Retained earnings		**2,233**	1,995	2,184
Equity shareholders' funds		**4,708**	3,886	4,349
Minority interests		**-**	78	-

Total equity	13	**4,708**	3,964	4,349

Group cash flow statement (unaudited)
for the 28 weeks to 6 October 2007

	Note	**28 weeks to 6 October 2007 £m**	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Cash flows from operating activities				
Cash generated from operations	14a	**445**	276	830
Interest paid		**(58)**	(33)	(95)
Corporation tax received		**16**	9	9
Net cash from operating activities		**403**	252	744
Cash flows from investing activities				
Purchase of property, plant and equipment		**(510)**	(388)	(778)
Purchase of intangible assets		**(4)**	(1)	(7)
Proceeds from disposal of property, plant and equipment		**26**	21	106
Acquisition of subsidiaries, net of cash acquired		**(4)**	(3)	(3)
Investment in joint ventures	8	**(10)**	-	-
Proceeds from part disposal of Sainsbury's Bank		**-**	-	21
Cash disposed on part disposal of Sainsbury's Bank		**-**	-	(33)
Costs of disposal of operations		**-**	-	(1)
Interest received		**16**	6	15
Net cash from investing activities		**(486)**	(365)	(680)
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**31**	8	81
Capital redemption	11	**(10)**	(2)	(2)
Repayment of short-term borrowings		**-**	(4)	(53)
Repayment of long-term borrowings		**(15)**	(6)	(22)
Debt restructuring costs		**-**	-	(2)
Interest elements of obligations under finance lease payments		**(2)**	(2)	(3)
Dividends paid	9	**(126)**	(99)	(140)
Net cash from financing activities		**(122)**	(105)	(141)
Net decrease in cash and cash equivalents		**(205)**	(218)	(77)
Opening cash and cash equivalents		**765**	842	842
Closing cash and cash equivalents	14b	**560**	624	765

Notes to the Interim Results (unaudited)

1 General information

The Interim Results are unaudited but have been reviewed by the auditors whose report is set out on page 28. The financial information presented herein does not amount to full statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The Annual Report and Financial Statements 2007 have been filed with the Registrar of Companies. The Independent Auditors' report on the Annual Report and Financial Statements 2007 was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

The financial period represents the 28 weeks to 6 October 2007 (prior financial period 28 weeks to 7 October 2006; prior financial year 52 weeks to 24 March 2007). The financial information comprises the results of J Sainsbury plc and its subsidiaries ('Group') and the Group's interests in associates and joint ventures.

2 Basis of preparation

The Interim Results have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 'Interim Financial Reporting' as adopted by the European Union.

The financial information contained in the Interim Results has been prepared on the basis of the Group's IFRS accounting policies as set out in the Annual Report and Financial Statements 2007.

The financial information contained in the Interim Results is presented in sterling, rounded to the nearest million (£m) unless otherwise stated.

The following new standards, interpretations and amendments to published standards are effective for the Group for the financial year beginning 25 March 2007.

- Amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures'
- IFRS 7 'Financial Instruments: Disclosure'
- IFRIC 8 'Scope of IFRS 2'
- IFRIC 9 'Re-assessment of embedded derivatives'
- IFRIC 10 'Interim Financial Reporting and Impairment'
- IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions'

The above new standards, interpretations and amendments to published standards have had no material impact on the results or the financial position of the Group for the 28 weeks to 6 October 2007.

3 Segment reporting

The Group's businesses are organised into two operating divisions:

- Retailing (Supermarkets and Convenience); and
- Financial services (Sainsbury's Bank).

All material operations are carried out in the UK. The business of the Group is not subject to highly seasonal fluctuations although there is an increase in trading at Christmas.

	Retailing £m	Financial services £m	Group £m
28 weeks to 6 October 2007			
Segment revenue	**9,250**	**-**	**9,250**
Underlying operating profit (1)	**266**	**-**	**266**
Costs relating to approach from Delta Two	**(7)**	**-**	**(7)**
Segment result	**259**	**-**	**259**
Finance income			**46**
Finance costs			**(71)**
Share of post-tax loss from joint ventures	**-**	**(2)**	**(2)**
Income tax expense			**(71)**
Profit for the financial period			**161**
28 weeks to 7 October 2006			
Segment revenue	8,841	175	9,016
Underlying operating profit (1)	215	-	215
Profit on sale of properties	1	-	1
Segment result	216	-	216
Finance income			34
Finance costs			(56)
Income tax expense			(68)
Profit for the financial period			126
52 weeks to 24 March 2007			
Segment revenue	16,860	291	17,151
Underlying operating profit (1)	429	2	431
Profit on sale of properties	7	-	7
Profit on part disposal of Sainsbury's Bank	-	10	10
Past service gains on defined benefit schemes	72	-	72
Segment result	508	12	520
Finance income			64
Finance costs			(107)
Income tax expense			(153)
Profit for the financial period			324

(1) Underlying profit before tax from continuing operations before finance income, finance costs and share of post-tax profit or loss from joint ventures

For the 28 weeks to 7 October 2006, the impact of Sainsbury's Bank on the Group results was as follows:

	Retailing £m	Financial services £m	Group £m
Revenue	8,841	175	9,016
Cost of sales	(8,356)	(69)	(8,425)
Gross profit	485	106	591
Administrative expenses	(270)	(106)	(376)
Other income	1	-	1
Operating profit	216	-	216

4 Finance income and finance costs

	28 weeks to 6 October 2007 £m	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Interest on bank deposits	**17**	7	15
Net return on pension schemes	**29**	23	41
Financing fair value gains (1)	**-**	4	8
Finance income	**46**	34	64
Financing fair value losses (1)	**(1)**	-	-
Borrowing costs			
Bank loans and overdrafts	**-**	(2)	(2)
Other loans	**(71)**	(57)	(111)
Obligations under finance leases	**(2)**	(2)	(3)
Provisions – amortisation of discount	**-**	-	(1)
	(74)	(61)	(117)
Interest capitalised - qualifying assets	**3**	5	10
Finance costs	**(71)**	(56)	(107)

(1) Fair value gains or losses relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges.

5 One-off items

	28 weeks to 6 October 2007 £m	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Costs relating to approach from Delta Two	**(7)**	-	-
Profit on part disposal of Sainsbury's Bank	**-**	-	10
Past service gains on defined benefit schemes	**-**	-	72
	(7)	-	82

The Group has incurred £7 million of costs in relation to the approach from Delta Two.

On 8 February 2007, J Sainsbury plc ('Company') sold a five per cent shareholding in Sainsbury's Bank plc ('the Bank') to the Bank of Scotland (a wholly owned subsidiary of HBOS plc) for a cash consideration of £21 million, resulting in a profit on disposal for the Group of £10 million. Consequently the Bank became a 50:50 joint venture between the Company and HBOS plc.

The results of the Bank have been fully consolidated into the Group results until 8 February 2007, with a corresponding minority interest shown for the minority share of these results. Following the sale on 8 February 2007, the Bank is treated as a joint venture and equity accounted in the Group financial statements.

6 Income tax expense

	28 weeks to 6 October 2007 £m	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Current tax expense/(credit)	**76**	(1)	(23)
Deferred tax (credit)/expense	**(5)**	69	176
Total income tax expense in income statement	**71**	68	153
Income tax expense on underlying profit (1)	**73**	67	132
Tax on items below:			
Sale of properties	**-**	-	(3)
Financing fair value movements	**-**	1	2
Costs relating to approach from Delta Two	**(2)**	-	-
Past service gains on defined benefit schemes	**-**	-	22
	71	68	153
Share-based payment tax deductions recognised directly in equity	**1**	-	(17)
Deferred tax on items recognised directly in equity			
Actuarial gains and losses on defined benefit pension schemes	**107**	(26)	52
Available-for-sale financial assets – fair value movements	**(2)**	4	7
Cash flow hedge reserve – fair value movements	**-**	(1)	-
	105	(23)	59
	106	(23)	42

(1) Tax charge attributable to underlying profit before tax.

The income tax charge was £71 million (October 2006: £68 million), with an underlying rate of 30.4 per cent (October 2006: 35.4 per cent) and an effective rate of 30.4 per cent (October 2006: 35.1 per cent). These rates are lower than in the prior financial period, primarily due to the expected decrease in the UK deferred tax liabilities following the reduction in Corporation tax rates from 1 April 2008 and higher profits which have diluted the impact of disallowable depreciation.

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Plan trusts (note 13), which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

Underlying earnings per share is provided by excluding the effect of any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

All operations are continuing for the periods presented.

	28 weeks to 6 October 2007 million	28 weeks to 7 October 2006 million	52 weeks to 24 March 2007 million
Weighted average number of shares in issue	**1,716.8**	1,687.4	1,691.3
Weighted average number of dilutive share options	**45.4**	12.9	28.5
Total number of shares for calculating diluted earnings per share	**1,762.2**	1,700.3	1,719.8

	£m	£m	£m
Profit for the financial period attributable to equity holders of the parent	**161**	127	325
(Less)/add: profit on sale of properties, net of tax	**-**	(1)	(10)
financing fair value movements, net of tax	**1**	(3)	(6)
costs relating to approach from Delta Two, net of tax	**5**	-	-
profit on part disposal of Sainsbury's Bank	**-**	-	(10)
past service gains on defined benefit schemes, net of tax	**-**	-	(50)
Underlying profit after tax	**167**	123	249

	pence per share	pence per share	pence per share
Basic earnings	**9.4**	7.5	19.2
Diluted earnings	**9.1**	7.5	18.9
Underlying basic earnings	**9.7**	7.3	14.7
Underlying diluted earnings	**9.5**	7.2	14.5

8 Investments in joint ventures

In the financial period a further £10 million was invested in the ordinary share capital of Sainsbury's Bank plc, a joint venture with the Bank of Scotland (a wholly owned subsidiary of HBOS plc).

9 Dividend

	28 weeks to 6 October 2007	28 weeks to 7 October 2006	52 weeks to 24 March 2007
Amounts recognised as distributions to equity holders in the period:			
Dividend per share (pence)	**7.35**	5.85	8.25
Total dividend paid (£m)	**126**	99	140

An interim dividend of 3.0 pence per share (October 2006: 2.4 pence per share) has been approved by the Board of Directors for the financial year ended 22 March 2008, resulting in a total interim dividend of £52 million (October 2006: £41 million). The interim dividend was approved by the Board on 13 November 2007 and as such has not been included as a liability at 6 October 2007.

10 Retirement benefits

Retirement benefits relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, at March 2006 on the projected unit basis.

The unfunded pension liability is unwound when each employee reaches retirement and takes their pension from the Group payroll or is crystallised in the event of an employee leaving or retiring and choosing to take the provision as a one-off cash payment.

The amounts recognised in the balance sheet, based on valuations performed by Watson Wyatt, are as follows:

	6 October 2007 £m	7 October 2006 £m	24 March 2007 £m
Present value of funded obligations	**(4,202)**	(4,483)	(4,395)
Fair value of plan assets	**4,507**	4,006	4,298
	305	(477)	(97)
Present value of unfunded obligations	**(6)**	(6)	(6)
Retirement benefit asset/(obligations)	**299**	(483)	(103)
Deferred income tax (liability)/asset	**(71)**	207	48
Net retirement benefit asset/(obligations)	**228**	(276)	(55)

The retirement benefit asset or obligations and the associated deferred income tax balance are shown within different line items on the face of the balance sheet.

11 Short-term borrowings

Preference B shares liability is included within short-term borrowings. A reconciliation of B shares liability is shown below:

	28 weeks to 6 October 2007 shares million	28 weeks to 7 October 2006 shares million	52 weeks to 24 March 2007 shares million
Beginning of period	27	34	34
B shares redemption	(27)	(5)	(7)
End of period	-	29	27

	£m	£m	£m
Beginning of period	10	12	12
B shares redemption	(10)	(2)	(2)
End of period	-	10	10

12 Called up share capital and share premium account

	Ordinary shares million	Ordinary shares £m	Share premium £m
At 25 March 2007	1,734	495	857
Allotted in respect of share option schemes	8	3	28
At 6 October 2007	**1,742**	**498**	**885**
At 26 March 2006	1,711	489	782
Allotted in respect of share option schemes	2	1	7
At 7 October 2006	1,713	490	789
At 26 March 2006	1,711	489	782
Allotted in respect of share option schemes	23	6	75
At 24 March 2007	1,734	495	857

13 Reconciliation of movements in equity

The movements in the Group's equity for the 28 weeks to 6 October 2007 and the comparative period of 28 weeks to 7 October 2006 are set out below.

	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Equity shareholders' funds £m	Minority interests £m	Total equity £m
At 25 March 2007	495	857	813	2,184	4,349	-	4,349
Profit for the period	-	-	-	161	161	-	161
Dividends paid	-	-	-	(126)	(126)	-	(126)
Share-based payment	-	-	-	25	25	-	25
Actuarial gains on defined benefit pension schemes, net of tax	-	-	267	-	267	-	267
Available-for-sale financial assets deferred tax movement	-	-	2	-	2	-	2
B shares redemption	-	-	10	(10)	-	-	-
Shares vested	-	-	-	4	4	-	4
Allotted in respect of share option schemes	3	28	-	(5)	26	-	26
At 6 October 2007	**498**	**885**	**1,092**	**2,233**	**4,708**	**-**	**4,708**
At 26 March 2006	489	782	667	1,948	3,886	79	3,965
Profit for the period	-	-	-	127	127	(1)	126
Dividends paid	-	-	-	(99)	(99)	-	(99)
Share-based payment	-	-	-	22	22	-	22
Actuarial losses on defined benefit pension schemes, net of tax	-	-	(64)	-	(64)	-	(64)
Available-for-sale financial assets fair value movements, net of tax	-	-	8	-	8	-	8
Cash flow hedges effective portion of fair value movements, net of tax	-	-	(1)	-	(1)	-	(1)
B shares redemption	-	-	2	(2)	-	-	-
Shares vested	-	-	-	1	1	-	1
Allotted in respect of share option schemes	1	7	-	(2)	6	-	6
At 7 October 2006	490	789	612	1,995	3,886	78	3,964

Own shares held by Employee Share Ownership Plan ('ESOP') trusts

Own shares are held on behalf of employees by ESOP trusts under the Group's Performance Share Plan and Executive Share Option Plan. The ESOP trusts waive the rights to the dividends receivable in respect of the shares held under these schemes. At 6 October 2007, £79 million (October 2006: £83 million) of own shares is deducted from Group retained earnings.

14 Notes to the cash flow statement

(a) Reconciliation of operating profit to cash generated from operations

	28 weeks to 6 October 2007 £m	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Operating profit	**259**	216	520
Adjustments for			
Depreciation expense	**247**	254	479
Amortisation expense	**10**	11	21
Profit on sale of properties	**-**	(1)	(7)
Profit on part disposal of Sainsbury's Bank	**-**	-	(10)
Foreign exchange differences	**-**	-	6
Share-based payments expense	**26**	22	38
Operating cash flows before changes in working capital	**542**	502	1,047
Changes in working capital			
(Increase)/decrease in inventories	**(41)**	2	(12)
Increase in current available-for-sale financial assets	**-**	(49)	(45)
Increase in trade and other receivables	**(18)**	(109)	(50)
Decrease in amounts due from Sainsbury's Bank customers and other banks	**-**	180	188
(Decrease)/increase in trade and other payables	**(33)**	177	314
Decrease in amounts due to Sainsbury's Bank customers and other banks	**-**	(121)	(198)
Decrease in provisions and other liabilities (1)	**(5)**	(306)	(414)
Cash generated from operations	**445**	276	830

(1) Includes £nil (October 2006: £240 million, March 2007: £240 million) of cash paid into the defined benefit pension schemes.

(b) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	6 October 2007 £m	7 October 2006 £m	24 March 2007 £m
Cash and cash equivalents	**800**	910	1,128
Bank overdrafts	**(240)**	(286)	(363)
	560	624	765

15 Analysis of net debt

	25 March 2007 £m	Cash flow £m	Other non-cash movements £m	**6 October 2007 £m**
Current assets				
Cash and cash equivalents	1,128	(328)	-	**800**
Derivative financial instruments	-	-	1	**1**
	1,128	(328)	1	**801**
Current liabilities				
Bank overdrafts	(363)	123	-	**(240)**
Borrowings	(10)	10	-	**-**
Derivative financial instruments	(2)	-	(2)	**(4)**
	(375)	133	(2)	**(244)**
Non-current liabilities				
Borrowings	(2,039)	15	(1)	**(2,025)**
Finance leases	(51)	-	-	**(51)**
Derivative financial instruments	(43)	-	(9)	**(52)**
	(2,133)	15	(10)	**(2,128)**
	(2,508)	148	(12)	**(2,372)**
Total net debt	(1,380)	(180)	(11)	**(1,571)**

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, fair value of derivatives and obligations under finance leases, less cash and cash equivalents.

Reconciliation of net cash flow to movement in net debt

	28 weeks to 6 October 2007 £m	28 weeks to 7 October 2006 £m	52 weeks to 24 March 2007 £m
Decrease in cash and cash equivalents	**(205)**	(218)	(77)
Decrease in debt	**25**	43	79
Loan disposed of with part disposal of Sainsbury's Bank	**-**	-	45
Other non-cash movements	**(11)**	(54)	(12)
(Increase)/decrease in net debt in the period	**(191)**	(229)	35
Opening net debt at the beginning of the period	**(1,380)**	(1,415)	(1,415)
Closing net debt at the end of the period	**(1,571)**	(1,644)	(1,380)

16 Capital expenditure and commitments

In the financial period, there were additions to property, plant and equipment of £519 million (October 2006: £344 million) and additions to intangible assets of £8 million (October 2006: £4 million).

In the financial period there were disposals of property, plant and equipment of £70 million (October 2006: £77 million).

Capital commitments contracted, but not provided for by the Group, amounted to £247 million (October 2006: £259 million).

17 Related party transactions

The Group's significant related parties are its joint ventures as disclosed in the Annual Report and Financial Statements 2007. There were no material changes to the related party transactions during the financial period.

18 Contingent liability

On 20 September 2007 the Office of Fair Trading ('OFT') published a Statement of Objections to producers and food retailers including Sainsbury's around provisional findings in the dairy market. The Group is reviewing the findings and will respond accordingly. As permitted by paragraph 92 of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" the disclosure requirements of IAS 37 have not been presented.

Principal risks and uncertainties

The principal risks and uncertainties which could impact the Group for the remainder of the financial year are those detailed on page 27 of the Group's Annual Report and Financial Statements 2007, a copy of which is available on the Group's website www.j-sainsburys.co.uk.

Statement of Directors' responsibilities

The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of J Sainsbury plc are listed in the J Sainsbury plc Annual Report and Financial Statements 2007. There have been the following appointments to the Board of Directors in the financial period:

Mike Coupe	1 August 2007
Mary Harris	1 August 2007

By order of the Board

Justin King
Chief Executive
13 November 2007

Darren Shapland
Chief Financial Officer
13 November 2007

Independent review report to J Sainsbury plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report ('Interim Report') for the 28 weeks to 6 October 2007, which comprises the Group income statement, Group statement of recognised income and expense, Group balance sheet, Group cash flow statement and related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The Interim Report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in the Interim Report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Interim Report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Report for the 28 weeks to 6 October 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
13 November 2007

Notes:

(a) The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Interim Report since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

END